UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02025459

NO ACT
P.E 12-26-2001
1-07657

March 1, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/1/2002

Harold E. Schwartz
Counsel
American Express Company
40 Wall Street
19th Floor
New York, NY 10005

Re: American Express Company
Incoming letter dated December 26, 2001

Dear Mr. Schwartz:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to American Express by Dennis Breuel. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Dennis Breuel
1161 Ridgefield Ave.
Point Pleasant, NJ 08742

American Express Company
40 Wall Street
19th Floor
New York, New York 10005

December 26, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Dennis Breuel

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2002 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions. In addition, this letter addresses certain other grounds that may serve as grounds for exclusion of the Proposal from the Proxy Materials under Rule 14a-8.

As required by Rule 14a-8(j), six (6) copies of this letter and all attachments are being sent to the Commission. Also as required by Rule 14a-8(j), a complete copy of this submission is being provided simultaneously herewith to Mr. Dennis Breuel (the "Proponent"), the shareholder who submitted the Proposal.

A. The Proposal was received by the Company after the deadline for such submissions.

The Proponent requests that the Proposal be "considered before the shareholders ... at the annual meeting." The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 22, 2002. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting", provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 23, 2001, was dated March 14, 2001, and was first mailed to shareholders on or about March 16, 2001. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 22, 2002, a date that is within 30 days of the date on which the 2001 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2001 and because the 2002 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2001 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2001 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2001 proxy statement under the caption "Requirements, Including Deadlines for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2002 Annual Meeting of Shareholders must be received at the Company's principal executive offices not later than November 13, 2001.

The Proposal was submitted to the Company after the November 13, 2001, deadline established under the terms of Rule 14a-8. Specifically, the Company received the Proposal on December 10, 2001. In addition, the letter setting forth the Proposal is dated November 26, 2001, and the envelope in which such letter was sent bore a postmark of December 3, 2001. For your information, a copy of the envelope in which the Proposal was received has also been attached to this letter. Therefore, under the date that the Company determined as the deadline for submissions, as well as under the date that would have been determined for such deadline pursuant to the Staff's interpretation enunciated in Staff Legal Bulletin No. 14 released on July 13, 2001 (which would have resulted in the deadline for submissions being November 16, 2001), the Proposal was not received by the Company until a date that was 24-27 days after the deadline for submissions, nor was it apparently drafted until a date that was 10-13 days after such deadline or sent until a date that was 17-20 days after such deadline.

B. The Proposal is improper under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations."

The Staff has defined this exclusion to include proposals relating to "general compensation issues." See Lucent Technologies Inc. (November 6, 2001); CoBancorp Inc. (February 22, 1996); Caterpillar, Inc. (February 3, 1992). The Staff has consistently stated that, although proposals relating to general compensation issues are excludable, proposals relating to senior executive compensation issues are not excludable. See Xerox Corp. (March 25, 1993) (referring to senior executive compensation as an includable matter); Battle Mountain Gold Co. (February 13, 1992) (proposal relating to either senior executives or other employee compensation excludable unless revised to include only senior executives); Minnesota Mining and Manufacturing Company (March 4, 1999) (proposal to limit the yearly percentage increase of the "top 40 executives" compensation excludable under Rule 14a-8(i)(7) because it relates to "ordinary business operations"). The distinction between senior executive compensation and general compensation issues has significant policy implications and therefore proposals directed solely to the compensation of senior executives of the Company are not excludable on grounds of "ordinary business operations." See Battle Mountain Gold Co. (February 13, 1992); Baltimore Gas and Electric (February 13, 1992).

The Proposal is flawed because it targets far broader compensation policies and practices than senior executive compensation. The Proposal refers to "officers" generally and does not distinguish between senior executive officers and other officers. Currently, there are well over 1,000 employees of the Company and its consolidated subsidiaries who are at the "officer" level. The Company therefore believes that the Proposal addresses the Company's "general compensation matters", because it is not limited to senior executives, but rather applies to a large number of executive and non-executive employees. Thus, the Company believes that the Proposal is the type of "ordinary business" the Staff allows to be excluded under Rule 14a-8(i)(7).

C. The Proposal is improper because it contains vague and misleading terms pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) authorizes the omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has established that it will not recommend enforcement action if a company excludes a proposal from its proxy materials if such proposal is so vague and indefinite that neither shareholders nor the company would be unable to determine with reasonable certainty the immediate consequences of such proposal's implementation. See Philadelphia Electric Company (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.")

First, the Company believes that the reference to "lower than the highest stock price" in the first sentence of the Proposal, which states, "No officer shall be granted any options lower than the highest stock price," is vague and unclear. Even if one assumes that the Proponent intended such phrase to state "options *with an exercise price* lower than the highest stock price", it is not clear what the Proponent means by the term "highest stock price". This term could be interpreted to be any number of highest stock prices, including, without limitation, the Company's all-time highest stock price or highest stock price over a certain period of time.

In addition, the second sentence of the Proposal is vague, unclear and confusing. The sentence states, "In addition, the Board shall be [sic] issue more or less options to compensate for the change in policy." The Company is not certain what this statement is intended to mean and believes shareholders will not be able to determine with any degree of certainty the meaning of such sentence or the manner in which such concept is to be implemented.

The Proposal is also vague and unclear because as written, it would seem to have the unintended consequence of applying not only to current "officers", but also to future hires of the Company. It seems unreasonable to think that the Proponent would want the Proposal to apply to persons who are not yet employees of the Company because, based on the reasons stated by the Proponent for making the Proposal, the Proposal seems to be aimed at the Company's current management, with whom the Proponent seems disenchanted. However, the Proposal is written generally and would act as a deterrent to attracting new employees to the Company because it would apply to persons who have nothing to do with the current management and affairs of the Company, but who would nonetheless be subject to the "highest stock price" hurdle that the Proponent seems to be advocating. It would seem that the foregoing would not be a consequence that the Proponent intended, but as written, it is not clear.

* * *

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2002 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied. (It should be noted, however, that the Company, by letter dated December 18, 2001, notified the Proponent that it did not intend to include the Proposal in the Company's Proxy Materials for the 2002 Annual Meeting of Shareholders. A copy of the letter sent the Proponent is attached hereto.)

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission"; however, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently expects that it will file its definitive proxy materials with the Commission between March 8, 2001 and March 20, 2001. Because the Proposal was not received until after the deadline for submissions and was received on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is filed with the Commission.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2002 Annual Meeting. Should the Staff disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with representatives of the Staff prior to the determination of its final position.

Please do not hesitate to contact me (telephone - (917) 639-8382; fax – (917) 639-7637; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Harold E. Schwartz
Counsel

Attachments

cc: Mr. Dennis Breuel
1161 Ridgefield Avenue
Point Pleasant, New Jersey 08742

Stephen P. Norman, Esq.
Richard M. Starr, Esq.

11/26/01

DEC 2001
Received
S.P. Norman

American Express Co
200 Vesey St
New York, N.Y 10285

Att Corporate Secretary

Dear Sir

I would like to submit the following shareholder poposal to the shareholders

Be it considered before the shareholders the following poposal at the annual meeting

No officer shall be granted any options lower than the highest stock price. In addition, the Board shall be issue more or less options to compensate for the change in policy.

Reasons

1. The stock options are issued for 7 years and considering the cost of money, stock options are being offered at a significant discount.

2. The management has mismanaged the affairs of the company with the significant chargeoffs that are still occuring the management should not be rewarded for mismanagement by being allowed to purchase shares at the depressed price.

(Such depressed price due to managements actions)

3. The shareholder poposal would allow management to purchase share at a discount based on the cost of money. Such discount would be less than at present.

Please send correspondence to

Dennis Breuel
1161 Ridgefield Ave
Point Pleasant, NJ 08742

Sincerely
Dennis Breuel

1161 Ridgefield Ave
Point Pleasant, N.J

P&DC NJ 080
PM
2001


USA
34

Attn: Steve Norman
American Express Co
200 Vesey St
New York, N.Y 10285

07:56:14 10/12/01

Name: **NORMAN STEVEN**
Location: 32
Route/Mailstop: 32-08 **32-08-09**
Department: 407A
Telephone: 201-209-5692
Attn Corporate Secretary

AMERICAN EXPRESS

American Express Company
90 Hudson Street
Jersey City, NJ 07302-3996

December 18, 2001

Mr. Dennis Breuel
1161 Ridgefield Avenue
Point Pleasant, New Jersey 08742

Dear Mr. Breuel:

I received your proposal on December 10, 2001, nearly a month past the November 13, 2001 deadline for shareholders of American Express Company to submit proposals for consideration at the Company's upcoming April 22, 2002 Annual Meeting of Shareholders. Your letter was dated November 26 and its envelope bore a postmark of December 3. The submission deadline, which was published on page 42 of the March 14, 2001 Notice of Meeting and Proxy Statement that was mailed to you last March, is based on the rules of the Securities and Exchange Commission that call for shareholder proponents to submit their proposals to their companies at least 120 days prior to the mailing date of the prior year's proxy material.

In addition to the proposal being late, we feel that, as written, it fails to meet the SEC's criteria for admissibility and we believe it may be omitted from our 2002 proxy materials on this basis as well. On the other hand, all shareholders deserve to have their concerns addressed regarding the compensation programs at American Express Company, and I would be pleased to write to you or talk to you regarding all of your concerns.

While the Company does not plan to include your proposal in its 2002 proxy materials you may write to me at the above address or call me at 201-209-5692.

Sincerely,

Stephen P Norman
Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 26, 2001

The proposal relates to officer compensation.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. We note in particular your representation that American Express did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor